Exhibit 1.01

Energy Recovery Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2013

Company Overview:

Energy Recovery, Inc. (“Energy Recovery”, the “Company,” “we,” or “our”) is a global leader in transforming untapped energy into reusable energy in fluid flow applications. We enable the harnessing of energy from industrial fluid flows using our proprietary energy recovery technologies, thus allowing our customers to reduce operating costs and increase profitability while minimizing their environmental impact and carbon footprint. We manufacture products for fluid flow markets that are characterized by applications in many different sectors, such as water desalination, oil and gas production, and other potential fluid flow applications.

Our Conflict Minerals Policy

We are committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and plan to procure our products from conflict-free sources. We have considered the rule’s requirements along with related guidance from the Organization for Economic Cooperation and Development (the “OECD”), and we expect our suppliers to comply with the Code of Conduct of the Electronic Industry Citizen Coalition (“EICC”) and conduct their businesses in alignment with our expectations of supply chain responsibility.

In support of this policy, we will:

•

Exercise due diligence with suppliers of products containing or expected to contain conflict minerals consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm that the tantalum, tin, tungsten and gold in our supply chain are procured from conflict-free sources.
•	Collaborate with our suppliers and others on industry-wide solutions to enable products that are Democratic Republic of the Congo (“DRC”) conflict-free.

The full text of our Conflict Minerals Sourcing Policy is available on our Company website at www.energyrecovery.com, under Investor Relations, Corporate Governance.

Efforts to determine the mine or location of origin of the conflict minerals in our products

Tracing materials back to their mine and source country of origin is a complex endeavor, but an important aspect of responsible sourcing. To help establish our supply chain sourcing programs, we have followed currently established industry guidelines, such as those specified by the EICC and the Global e-Sustainability Initiative (“GeSI”), who are taking action to address responsible sourcing through the development of the Conflict-Free Smelter ("CFS") program that will enable companies to source minerals from conflict-free sources.

After a review and analysis of all of our products and suppliers, we identified and surveyed eighteen of our suppliers whose products potentially contained a 3TG metal. After multiple efforts to follow up with these suppliers, we received responses from twelve of the eighteen suppliers. None of the responses received identified the smelter, mine, or mine location.

Facilities used to process the conflict minerals in our products

We procure components from the following major types of suppliers:

•	Manufacturer or Direct Supplier;
•	Contract manufacturer producing items to match specifications and standards set by us; or
•	Distributor or reseller of manufactured components for other manufacturers.

As of the date of this filing, we were not able to determine the facilities used to process the conflict minerals, determine the smelter, or identify the source countries based on the representations from our suppliers. Based on publicly available information, however, we noted that conflict minerals, such as those necessary to the functionality or production of our products, generally come from the following processing facilities:

•	Tin, tungsten, and tantalum – From smelters who procure the relevant ore and then pass it through smelting or refining, as applicable.
•	Gold – From smelters or refiners who either obtain gold from the mines or through recycling.

Exercise due diligence on the source and chain of custody of our conflict minerals following recognized framework:

Due Diligence Framework

We have exercised due diligence on the source and chain of custody of our conflict minerals to identify minerals originating from the DRC or an adjoining country (the “Covered Countries “) that are not from scrap or recycled. The due diligence processes and efforts have been developed based on the framework proposed by the 2nd Edition of The Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related supplements for gold, tin, tantalum, and tungsten.

Our conflict minerals due diligence process includes:

1.0	Establish strong company management systems
2.0	Identify and assess risks in the supply chain
3.0	Design and implement a strategy to respond to identified risks
4.0	Carry out independent third-party audit of smelter/refiner’s due diligence practices
5.0	Report annually on supply chain due diligence

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

We also anticipate the need to rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Brief description of due diligence measures taken

1.0     Strong Company Management Systems:

We established a management system for complying with the applicable rules. Our management system included the development of a Conflict Minerals Committee and an Executive Management Oversight Committee. The Conflict Minerals Committee is composed of our Director of Supply Management, Director of SEC Reporting, Controller, and Director of Engineering. Our Executive Management Oversight Committee is composed of our Chief Financial Officer, Vice President of Manufacturing, and Corporate Counsel and Secretary. Our Conflict Minerals Committee, supported by a team of subject matter experts from relevant functions such as purchasing, engineering, finance, and legal, is responsible for implementing our conflict mineral compliance policy and strategy. The Executive Management Oversight Committee was briefed about the results of our due diligence efforts periodically. We provided training to all compliance team members and have developed training materials for our suppliers to enable them to comply with the conflict minerals compliance and reporting process and also with our policies.

2.0     Identification and Assessment of Risks in the Supply Chain:

We made reasonable efforts to identify suppliers that provide products that may potentially contain conflict minerals by conducting a supply chain survey through the EICC and GeSI Conflict Minerals Reporting Template. By way of the template, we requested suppliers to identify smelters and refiners and country of origin of the conflict minerals in products that they supply to us. We followed up with suppliers that did not respond to the EICC and GeSI Conflict Minerals Reporting Template by requesting their responses again. We then compared any smelters or refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the CFS Program. We also reviewed the responses to identify red flags for further follow-up and to identify any key risks to our supply chain.

3.0     Strategic Response to Identified Risks:

We have implemented a risk mitigation response plan to monitor and track suppliers, smelters, and refiners identified as not meeting the requirements set forth in our Conflict Minerals Sourcing Policy or contractual requirements to determine their progress in meeting those requirements. We will continuously make every reasonable effort to encourage suppliers who are sourcing from non-Conflict-Free Smelters to move towards using Conflict-Free smelters. If a supplier fails to remedy the risks identified by our compliance risk assessment, the Conflict Minerals Committee will escalate the risk to the Executive Management Oversight Committee to determine whether to approve or reject the supplier based on the following factors: a cost and benefit analysis; potential risk factors; any existing competitive bids; and whether the supplier is the Company’s single source of supply. If the Executive Management Oversight Committee decides to continue the business relationship due to inherent limitations of the supply chain, we will use reasonable efforts to follow up with the supplier for its corrective plan and encourage the supplier to work with CFS-certified smelters. We will also provide periodic compliance updates or reports to the Executive Management Oversight Committee with oversight of the Conflict Minerals Committee summarizing our risk mitigation efforts.

4.0     Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices:

We do not have a direct relationship with 3TG smelters and refiners, and therefore we are not able to perform direct audits of those entities that provide the 3TG metals to our supply chain. We do, however, rely upon industry efforts, including the EICC and the Conflict-Free Sourcing Initiative ("CFSI"), to influence smelters and refiners to become audited and certified through CFSI’s CFS program. We rely upon the summary audit reports for the compliance status of smelters generated by the CFS program to validate the responses received from our suppliers to our RCOI process and to address red flags identified in Step 2 above. We believe our efforts adequately address this requirement in the OECD Guidance.

5.0     Annual Report on Supply Chain Due Diligence:

In addition to this report, our Conflict Minerals Policy is posted on our Company website at www.energyrecovery.com, under Investor Relations, Corporate Governance.

Results of due diligence measures taken

Due to the level of complexity of our products and the respective supply chain, it will take additional time and resources for a number of our suppliers to verify the source mines and country of origin of all of the minerals used by their smelters. We are committed to continuing the use of our supply chain due diligence processes, leveraging the industry-standard CFS program, and the ongoing update of our supplier RCOI information as we continue to develop additional transparency into our supply chain. As of the date of this filing, however, based on the performance of our due diligence procedures noted above for the calendar year ended December 31, 2013, we are not able to accurately trace and identify the source mine, country of origin, and chain of custody of the 3TG metals, which are necessary to the functionality or production of our products, or determine whether such 3TG metals are sourced from conflict-free sources.

Conflict Minerals Report

The Conflict Minerals Report for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.01, is available on our Company website at www.energyrecovery.com, under Investor Relations, Corporate Governance.